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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
   U.S. Dollar 25,000,000 Callable Fixed Rate Step-Up Notes due April 29, 2009





                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: April 5, 2004


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         The following information regarding the U.S. Dollar 25,000,000 Callable
Fixed Rate Step-Up Notes due April 29, 2009 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2003) is already on file with the Securities and Exchange Commission.

         Item 1. DESCRIPTION OF OBLIGATIONS

                  (a) U.S. Dollar 25,000,000 Callable Fixed Rate Step-Up Notes due April 29, 2009.

                  (b) The interest rate will be 2.5 percent for the period from April 29, 2004 to April 29, 2005; 2.75 percent for the period from April 29, 2005 to April 29, 2006; 3.00 percent for the period from April 29, 2006 to April 29, 2007; 3.5 percent for the period from April 29, 2007 to April 29, 2008; 4.00 percent for the period from April 29, 2008 to April 29, 2009; payable semi-annually on each April 29 and October 29 commencing on October 29, 2004 and ending on April 29, 2009.

                  (c) Maturing April 29, 2009. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on each April 29 and October 29, commencing on April 29, 2005 and ending on October 29, 2008, with 10 London and New York business days notice.

                  (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                  (f)      Not applicable.

                  (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                  (h)      See Prospectus, pages 6-10.

                  (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.


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         Item 2. DISTRIBUTION OF OBLIGATIONS

         The Bank will enter into a Terms Agreement with Morgan Stanley & Co. International Limited as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating USD 25,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about April 29, 2004.

         The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

         Item 3. DISTRIBUTION SPREAD



             Price to                Selling Discounts     Proceeds to the
              Public                  and Commissions          Bank(1)
              -------                 ---------------          -------
        Per Unit: 100.00%                   N/A                100.00%
      Total: USD 25,000,000                 N/A             USD 25,000,000



         Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

                  None

         Item 5. OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

         Item 6. APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

         Item 7. EXHIBITS

                  None


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(1)  Without deducting expenses of the Bank, which are not yet known.